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                                                           OMB APPROVAL
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--------                                           OMB Number:  3235-0104
 FORM 3                                            Expires: September 30, 1998
--------                                           Estimated average burden
                                                   hours per response .... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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
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 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
         TRW INC.                             Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              BDM International, Inc. (BDMI)      (Month/Day/Year)
     (Last)     (First)     (Middle)            11/21/97                 ------------------------------------
   1900 Richmond Rd.                       ----------------------------  5. Relationship of Reporting
----------------------------------------   3. IRS or Social Security          Person to Issuer
             (Street)                         Number of Reporting           (Check all applicable)
                                              Person (Voluntary)         ----- Director   --X--   10% Owner
  Cleveland, OH 44124                                                    ----- Officer    -----   Other (specify
--------------------------------------     ----------------------------  (give title below)             below)
      (City)      (State)      (Zip)
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (7/96)
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
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Right to acquire common stock      (1)      (1)       Common Stock,      7,660,000       (1)             I        Through Systems
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                                                      par value $0.01                                              Acquisitions Inc.
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                                                      per share
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Explanation of Responses:
                                                                                      /s/ David B. Goldston               12/4/97
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date

Note. File three copies of this Form, one of which must be manually signed.                                           Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                                             SEC 1473 (7/96)

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(1) Pursuant to a Stockholders Agreement (the "Stockholders Agreement") dated as of November 21, 1997 among TRW Inc. ("Parent"), Systems Acquisition Inc.
    ("Sub"), a wholly owned subsidiary of Parent, and certain affiliates of The
    Carlyle Group, L.P. (the "Carlyle Stockholders"), the beneficial owners of an aggregate of 7,660,000 shares ("Shares") of common stock of BDM
    International, Inc. (the "Company") (which Shares represent 25.8% of the outstanding Shares), the Carlyle Stockholders have (i) agreed to tender their Shares into Sub's pending offer to purchase all of the outstanding
    Shares, (ii) granted Sub an option to purchase, at $29.50 per Share, all of the Carlyle Stockholders' Shares which option is generally exercisable for a period of 30 days following certain terminations of the Agreement and Plan of Merger, dated as of November 21, 1997, among Parent, Sub and the Company, and (iii) delivered a proxy to Sub to vote, or grant a consent or approval in respect of, their Shares in respect of certain matters. Parent and Sub disclaim any beneficial ownership and/or pecuniary interest in the Carlyle Stockholders' Shares.